

November 2, 2021

Eric Miller
General Counsel
Vintage Wine Estates, Inc.
937 Tahoe Boulevard, Suite 210
Incline Village, Nevada 89451

      Re: **Vintage Wine Estates, Inc.**
          Registration Statement on Form S-1
          Filed October 27, 2021
          File No. 333-260530

Dear Mr. Miller:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Manufacturing

cc: Joel May